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                                   EXHIBIT 5

                               CIRCON CORPORATION
                             6500 HOLLISTER AVENUE
                        SANTA BARBARA, CALIFORNIA 93117

                                August 15, 1996

TO THE STOCKHOLDERS OF
CIRCON CORPORATION

Dear Stockholder:

    As you may be aware, an unsolicited tender offer (the "Offer") for all of the Common Stock of Circon Corporation (the "Company") at $18 per share was commenced on August 2, 1996, by United States Surgical Corporation ("USS") through its wholly-owned subsidiary, USS Acquisition Corp. Your Board of Directors has carefully considered the Offer and has determined that it is not in the best interest of the Company and its stockholders. YOUR BOARD RECOMMENDS THAT YOU AND ALL OTHER STOCKHOLDERS REJECT THE USS OFFER.

    The Board determined that the Company should continue to pursue its strategic plan and that the Company is not for sale at this time. In particular, the Board determined that the Company's strategic plan offers the potential for greater long-term benefits for the Company's stockholders than the Offer based on, among other things, greater opportunities for business expansion, revenue and earnings growth, as well as benefits following the full integration of the business of Cabot Medical Corporation into the Company.

    In reaching its conclusion, your Board of Directors took into account a number of factors, including the Board's belief that the tender offer does not reflect the long-term values inherent in the Company. The Board also considered the Company's prospects for future growth and profitability, the numerous conditions to which the Offer is subject and the disruptive effect the consummation of the Offer could have on the Company's employees, suppliers and customers. In addition, the Board considered the opinion of Bear Stearns, the Company's financial advisor, that the consideration offered pursuant to the Offer is inadequate.

    Enclosed for your information is a copy of your Company's Schedule 14D-9 which contains information concerning your Board's recommendation against the Offer and which has been filed today with the Securities and Exchange Commission.

    In addition, your Board of Directors has decided to implement a Stockholders Rights Plan and has declared a dividend distribution of Preferred Shares Purchase Rights to stockholders of record on August 26, 1996. The Board has concluded that implementation of the Rights Plan is in the best interests of the Company and its stockholders. A summary of the Rights Plan is included with the
Schedule 14D-9.

    In rejecting the Offer and implementing the Rights Plan, we have exercised our continued confidence in the Company's future and our determination that you, our stockholders, be given every opportunity to participate fully in that future.

    We will keep you informed as these matters develop.

                                          Very truly yours,

                                          Richard A. Auhll
                                          CHAIRMAN OF THE BOARD, PRESIDENT
                                          AND CHIEF EXECUTIVE OFFICER